

TOYOTA INDUSTRIES CORPORATION

Head Office
Accounting Department
2-1,Toyoda-cho, Kariya-shi
Aichi 448-8671, Japan
TEL: +81-566-22-2511
FAX: +81-566-27-5650
URL: www.toyota-industries.com



December 22, 2004

File No. 82-5112
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549



Re: TOYOTA INDUSTRIES CORPORATION - Rule12g3-2(b)

Dear Sir/Madam:

In order for us to comply with the requirements of Rule 12g3-2(b), we, TOYOTA INDUSTRIES CORPORATION (the "Company"), enclose herewith Exhibits 1 through 13, listed on the attached sheets, which are the English versions, English translations, adequate summaries and/or brief descriptions in English of the documents published by the Company during the period from April 1, 2004 to September 30, 2004, and which constitute all the Company documents requiring submission to the U.S. Securities and Exchange Commission in relation to that period under Rule 12g3-2(b).

We will continue to submit further English versions, English translations, adequate summaries and/or brief descriptions in English of the Company's published documents to the extent required under Rule 12g3-2(b).

Yours faithfully,

TOYOTA INDUSTRIES CORPORATION



By
Name: Yasuharu Toyoda
Title: Managing Director

Attachment

List of materials published by the Company in Japan from April 1, 2004 to September 30, 2004

	Date	Description	Information provided to*
Exhibit 1	June 22, 2004	Annual Report of the Company for the fiscal year ended March 31, 2004	Investors
Exhibit 2	April 27, 2004	Consolidated and Non-Consolidated Financial Results for the fiscal year ended March 31, 2004 (Translation into English)	Exchanges
Exhibit 3	July 27, 2004	Consolidated Financial Results for the first quarter of fiscal 2005, three months ended June 30, 2004 (Translation into English)	Exchanges
Exhibit 4	June 22, 2004	Annual Securities Report (Brief Description in English)	DKFB Exchanges
Exhibit 5	August 2, 2004	Notice regarding "Issuance of Share Acquisition Rights (Stock Options)" (Brief Description in English)	DKFB Exchanges
Exhibit 6	June 2004	Annual Business Report for the fiscal year ended March 31, 2004 (Brief Description in English)	Shareholders
Exhibit 7	June 4, 2004	Notice of Convocation of the 126th Ordinary General Meeting of Shareholders (Brief Description in English)	Shareholders
Exhibit 8	June 22, 2004	Notice of Results of the 126th Ordinary General Meeting of Shareholders (Brief Description in English)	Shareholders
Exhibit 9	April 8, 2004	Press Release regarding "New Manufacturing Base of the Electronics Business in Anjo, Aichi Prefecture, Japan" (Brief Description in English)	Public

Exhibit 10	April 21, 2004	Press Release regarding "ST-LCD Corporation to Expand Production Capacity of Low-Temperature Polysilicon TFT-LCD Panels for Digital Still Cameras and Cell Phones" (Brief Description in English)	Public
Exhibit 11	April 27, 2004	Press Release regarding "TICO and TTC Establishment of a Joint Corporation for Manufacturing and Sales of Casting Automotive Parts in China" (Brief Description in English)	Public
Exhibit 12	July 13, 2004	Press Release regarding "TICO and DENSO to Establish New Car Air-Conditioning Compressor Production Company in Georgia, USA" (Brief Description in English)	Public
Exhibit 13	August 4, 2004	Press Release regarding "Issue of Social & Environmental Report 2004" (Brief Description in English)	Public

* "Exchanges" collectively refers to the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange, on each of which the shares of common stock of TOYOTA INDUSTRIES CORPORATION are listed. "DKFB" stands for Director of the Kanto Finance Bureau.

File No. 82-5112


DEC 1 6 2004
1086

Exhibit 3

FINANCIAL SUMMARY

FY2005 First Quarter

(April 1, 2004 through June 30, 2004)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This Financial summary contains projections and other forward-looking statements that involve risks and uncertainties. Our uses of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this summary and are not guarantees of future performance. Toyota Industries Corporation and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this summary. These risks and uncertainties include, but are not limited to, the following:

i) Domestic and overseas economic conditions, particularly levels of consumer spending, demand for our products and private sector capital expenditure
ii) Adverse changes in laws and regulations, such as trade restrictions and tariffs, or stricter safety or emissions regulations, resulting in higher costs and/or sales restrictions
iii) Currency exchange rate fluctuations, notably involving yen, U.S. dollars, Asian currencies and the euro — the currencies in which Toyota Industries Corporation and its Group companies have holdings and use to conduct their international business
iv) Fluctuations in market prices of securities in which Toyota Industries Corporation and its Group companies have substantial holdings
v) The ability of Toyota Industries Corporation and its Group companies to maintain their strength in many product development and geographical areas, through such means as new product development and launches in highly competitive markets characterized by continual new product introductions, rapid technological advances and fluctuations in demand
vi) Effects of natural disasters, terrorist activities, war or political instability in the markets Toyota Industries Corporation and its Group companies serve
vii) Factors such as greater price competition in Asia, North America and Europe resulting from industry overcapacity or other factors; higher fuel prices or shortages of fuel; labor or other constraints on the ability of Toyota Industries Corporation and its Group companies to restructure their business; work stoppages at their facilities or those of key suppliers; and the discovery of defects in their products resulting in delays in new product launches, recall campaigns, increased warranty costs or litigation.
viii) Political, economic and social conditions in Japan, the United States and elsewhere, including the relevant governments' specific policies with respect to economic growth, inflation, taxation, currency convertibility, imports and sources of supplies, and the availability of credit, particularly to the extent such current or future conditions and policies affect the automobile, materials handling equipment, textile machinery, and electronics industries and markets in Japan, the United States, and elsewhere.

July 29, 2004

Consolidated Financial Results for FY2005 First Quarter (April 1, 2004 - June 30, 2004)

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Osaka and Nagoya (Ticker code: 6201) (URL http://www.toyota-industries.com/)

Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan

Representative person: Tadashi Ishikawa, President

Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0) 566-22-2511)

1. Financial Highlights for FY2005 First Quarter (April 1, 2004 - June 30, 2004)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2005 First Quarter	**298,286**	**(6.9)**	**15,877**	**(16.1)**	**24,198**	**(28.2)**
FY2004 First Quarter	279,153	(-)	13,673	(-)	18,878	(-)
FY2004	1,164,378		52,631		58,970	

	Net income	(% change from previous year)	Net income per share—basic	Net income per share—diluted
	Million yen	%	Yen	Yen
FY2005 First Quarter	**15,427**	**(50.7)**	**48.57**	**48.53**
FY2004 First Quarter	10,238	(-)	34.97	31.41
FY2004	33,623		108.04	101.97

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of Shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2005 First Quarter	**2,149,623**	**1,095,283**	**51.0**	**3,447.94**
FY2004 First Quarter	1,809,421	822,479	45.5	2,809.23
FY2004	2,011,995	1,016,763	50.5	3,199.69

(3) Scope of consolidation and equity method

Consolidated subsidiaries: 141 companies

Unconsolidated subsidiaries accounted for under the equity method: 1 company

Affiliates accounted for under the equity method: 19 companies

(4) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 3 companies, (decrease) 2 companies

Equity method: No change

2. Forecasts of Consolidated Financial Results for FY2005 (April 1, 2004 - March 31, 2005)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2005 Semi-annual	570,000	29,000	16,000
FY2005	1,150,000	60,000	34,000

Reference: (Forecast) Net income per share - basic (annual): 107.03 yen

* Figures for fiscal 2005 have not been revised from those previously announced on April 27, 2004.
* All projections are based on the information available to management at the time of producing this report and are not guarantees of future performance. Certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections discussed in this report.

Business Results

During the first quarter of fiscal 2005, ending March 31, 2005, total consolidated net sales of Toyota Industries amounted to 298.2 billion yen, an increase of 19.1 billion yen, or 7%, over the same period of the previous fiscal year. The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 154.6 billion yen, an increase of 7.0 billion yen, or 5%, over the same period. Within this segment, net sales of the Vehicle Business amounted to 69.5 billion yen, an increase of 1.4 billion yen, or 2%. This was because strong sales of the RAV4 (for overseas) and Vitz outweighed a decrease in sales of the Corolla Sedan for North America. Net sales of the Engine Business totaled 27.9 billion yen, an increase of 1.9 billion yen, or 7%. Although sales of UZ-type and FZ-type gasoline engines decreased, sales of CD-type and HZ-type diesel engines as well as knockdown parts increased. Net sales of the Car Air-Conditioning Compressor Business totaled 51.5 billion yen, an increase of 1.9 billion yen, or 4%, attributable mainly to solid sales to Toyota Motor Corporation and General Motors Corporation.

Net sales of the Materials Handling Equipment Segment totaled 115.1 billion yen, an increase of 13.2 billion yen, or 13%. Economic recoveries in both domestic and overseas markets, combined with vigorous sales activities, contributed to strong sales by TOYOTA Material Handling Company and BT Industries AB, one of our subsidiaries.

Net sales of the Textile Machinery Segment totaled 9.7 billion yen, a decrease of 4.1 billion yen, or 30%, as large orders for air-jet looms received in fiscal 2003 from China were completed during fiscal 2004.

During the first three months of fiscal 2005, Toyota Industries' ordinary income amounted to 24.1 billion yen, an increase of 5.3 billion yen, or 28%. This increase reflected increases in both domestic and overseas sales, enhanced cost-reduction efforts group-wide and improvements in such non-operating income as dividends income and earnings from equity-method affiliates. Net income amounted to 15.4 billion yen, an increase of 5.2 billion yen, or 51%.

For fiscal 2005, Toyota Industries forecasts consolidated net sales of 1,150.0 billion yen, ordinary income of 60.0 billion yen and net income of 34.0 billion yen.

Breakdown of Consolidated Net Sales

(Million yen; amounts less than one million yen are omitted.)

	FY2005 First Quarter		FY2004 First Quarter		Increase (Decrease)	% change	FY2004	
	Amount	Component ratio	Amount	Component ratio			Amount	Component ratio
Automobile		%		%		%		%
Vehicle	69,513	23.3	68,131	24.4	1,382	2.0	280,484	24.1
Engine	27,956	9.4	26,043	9.3	1,913	7.3	107,357	9.2
Car air-conditioning compressor	51,593	17.3	49,616	17.8	1,977	4.0	198,398	17.1
Foundry, Electronics parts and others	5,560	1.8	3,810	1.4	1,750	45.9	17,623	1.5
Subtotal	154,624	51.8	147,602	52.9	7,022	4.8	603,862	51.9
Materials handling equipment	115,104	38.6	101,902	36.5	13,202	13.0	443,443	38.1
Textile machinery	9,764	3.3	13,854	5.0	(4,090)	(29.5)	45,968	3.9
Others	18,793	6.3	15,793	5.6	3,000	19.0	71,103	6.1
Total	298,286	100.0	279,153	100.0	19,133	6.9	1,164,378	100.0

Consolidated Balance Sheets

	FY2005 First Quarter (As of June 30, 2004)	FY2004 (As of March 31, 2004)	Increase (Decrease)	FY2004 First Quarter (As of June 30, 2003)
Assets				
Current assets	**354,976**	**349,914**	**5,062**	**392,156**
Cash and deposits	54,689	57,375	(2,686)	79,221
Trade notes and accounts receivable	142,056	144,575	(2,519)	131,288
Marketable securities	20,066	20,064	2	52,828
Inventories	83,527	77,574	5,953	80,737
Deferred tax assets	20,542	17,533	3,009	17,231
Other current assets	36,383	35,128	1,255	33,016
Less — allowance for doubtful accounts	(2,289)	(2,337)	48	(2,168)
Fixed assets	**1,794,647**	**1,662,080**	**132,567**	**1,417,265**
Property, plant and equipment	**396,314**	**389,396**	**6,918**	**380,443**
Buildings and structures	128,653	124,422	4,231	122,978
Machinery, equipment and vehicles	163,988	160,787	3,201	163,424
Tools, furniture and fixtures	15,604	15,565	39	16,301
Land	72,053	71,786	267	66,352
Construction in progress	16,013	16,834	(821)	11,385
Intangible assets	**94,192**	**99,856**	**(5,664)**	**96,388**
Software	11,705	11,993	(288)	9,479
Goodwill	82,487	87,862	(5,375)	86,909
Investments and other assets	**1,304,140**	**1,172,828**	**131,312**	**940,433**
Investments in securities	1,241,758	1,112,776	128,982	879,983
Long-term loans	9,938	9,756	182	10,253
Long-term prepaid expenses	12,512	13,553	(1,041)	14,794
Deferred tax assets	5,851	3,537	2,314	2,814
Other investments and other assets	34,330	33,453	877	32,862
Less — allowance for doubtful accounts	(250)	(250)	0	(275)
Total assets	**2,149,623**	**2,011,995**	**137,628**	**1,809,421**

(Million yen; amounts less than one million yen are omitted.)

	FY2005 First Quarter (As of June 30, 2004)	FY2004 (As of March 31, 2004)	Increase (Decrease)	FY2004 First Quarter (As of June 30, 2003)
Liabilities				
Current liabilities	**322,911**	**326,337**	**(3,426)**	**404,289**
Trade notes and accounts payable	129,639	129,821	(182)	125,325
Short-term bank loans	69,649	70,441	(792)	76,761
Commercial paper	5,000	15,000	(10,000)	-
Current portion of bonds	-	-	-	20,000
Current portion of convertible bonds	-	-	-	75,690
Other payables	19,411	19,067	344	15,948
Accrued expenses	58,400	51,586	6,814	53,912
Accrued income taxes	10,339	8,845	1,494	8,062
Deposits received from employees	17,663	19,496	(1,833)	17,495
Deferred tax liabilities	2,624	2,742	(118)	1,164
Other current liabilities	10,182	9,335	847	9,929
Long-term liabilities	**695,482**	**633,968**	**61,514**	**548,744**
Bonds	200,300	200,300	-	200,300
Long-term debt	38,384	35,224	3,160	41,145
Deferred tax liabilities	397,009	346,335	50,674	260,688
Allowance for retirement benefits	41,717	34,264	7,453	32,133
Other long-term liabilities	18,070	17,843	227	14,477
Total liabilities	**1,018,393**	**960,305**	**58,088**	**953,034**
Minority interest in consolidated subsidiaries	**35,946**	**34,926**	**1,020**	**33,907**
Shareholders' equity				
Common stock	**80,462**	**80,462**	**-**	**68,047**
Capital surplus	**105,743**	**105,743**	**-**	**89,365**
Retained earnings	**301,536**	**294,672**	**6,864**	**275,191**
Net unrealized gains on other securities	**610,457**	**534,078**	**76,379**	**404,174**
Foreign currency translation adjustments	**15,066**	**19,782**	**(4,716)**	**22,184**
Treasury stock at cost	**(17,982)**	**(17,975)**	**(7)**	**(36,484)**
Total shareholders' equity	**1,095,283**	**1,016,763**	**78,520**	**822,479**
Total liabilities and shareholders' equity	**2,149,623**	**2,011,995**	**137,628**	**1,809,421**

Consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	FY2005 First Quarter	FY2004 First Quarter	Increase (Decrease)	FY2004
Net sales	**298,286**	**279,153**	**19,133**	**1,164,378**
Cost of sales	247,545	234,661	12,884	978,458
Gross profit	**50,740**	**44,491**	**6,249**	**185,919**
Selling, general and administrative expenses	34,863	30,817	4,046	133,288
Operating income	**15,877**	**13,673**	**2,204**	**52,631**
Non-operating income	**12,545**	**10,241**	**2,304**	**30,183**
Interest income	1,874	2,191	(317)	8,174
Dividends income	6,954	5,151	1,803	10,997
Other non-operating income	3,715	2,899	816	11,010
Non-operating expenses	**4,224**	**5,036**	**(812)**	**23,843**
Interest expenses	2,251	2,724	(473)	9,755
Other non-operating expenses	1,973	2,312	(339)	14,087
Ordinary income	**24,198**	**18,878**	**5,320**	**58,970**
Extraordinary gains	**-**	**621**	**(621)**	**621**
Gains from transition of benefit plan into defined contribution	-	621	(621)	621
Extraordinary losses	**-**	**1,851**	**(1,851)**	**1,851**
Provision for retirement and severance benefits for directors	-	1,851	(1,851)	1,851
Income before income taxes	**24,198**	**17,648**	**6,550**	**57,740**
Income taxes	7,592	6,674	918	20,746
Minority interest in consolidated subsidiaries	1,178	735	443	3,370
Net income	**15,427**	**10,238**	**5,189**	**33,623**

Segment Information

1.Business segment information

(1)FY2005 First Quarter

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	154,624	115,104	9,764	18,793	298,286	-	298,286
(2) Intersegment transactions	4,077	21	3	3,873	7,976	(7,976)	-
Total	158,702	115,125	9,768	22,666	306,262	(7,976)	298,286
Operating expenses	149,892	110,195	9,868	20,313	290,269	(7,861)	282,408
Operating income	8,810	4,930	(100)	2,352	15,992	(115)	15,877

(2)FY2004 First Quarter

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	147,602	101,902	13,854	15,793	279,153	-	279,153
(2) Intersegment transactions	3,608	88	1	3,009	6,709	(6,709)	-
Total	151,211	101,990	13,856	18,803	285,862	(6,709)	279,153
Operating expenses	143,190	98,083	13,410	17,538	272,222	(6,742)	265,479
Operating income	8,021	3,907	446	1,264	13,639	33	13,673

(3)FY2004

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	603,862	443,443	45,968	71,103	1,164,378	-	1,164,378
(2) Intersegment transactions	15,698	138	15	14,131	29,984	(29,984)	-
Total	619,561	443,582	45,984	85,234	1,194,363	(29,984)	1,164,378
Operating expenses	592,030	424,233	45,884	79,484	1,141,633	(29,885)	1,111,747
Operating income	27,530	19,348	100	5,750	52,729	(98)	52,631

Notes 1. Business segments are divided by the type and nature of the product.
2. Main products of each segment:
Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors
Materials handling equipment ...Counterbalanced forklifts, warehouse equipment, skid steer loaders, truck mount aerial work platforms
Textile machinery ....Ring spinning frames, air jet looms, water jet looms
Others ....Ball grid array-type plastic package substrates for IC chipsets, transportation services

2.Geographical segment information

(1)**FY2005 First Quarter**

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	194,148	52,099	46,018	6,019	298,286	-	298,286
(2) Intersegment transactions	23,890	228	1,455	612	26,186	(26,186)	-
Total	218,038	52,328	47,473	6,631	324,472	(26,186)	298,286
Operating expenses	205,301	50,643	45,751	6,829	308,525	(26,116)	282,408
Operating income	12,737	1,685	1,722	(198)	15,947	(70)	15,877

(2)FY2004 First Quarter

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	186,929	51,993	39,138	1,091	279,153	-	279,153
(2) Intersegment transactions	18,871	266	1,707	317	21,162	(21,162)	-
Total	205,800	52,259	40,845	1,409	300,315	(21,162)	279,153
Operating expenses	195,486	49,793	39,970	1,374	286,624	(21,145)	265,479
Operating income	10,314	2,466	874	35	13,690	(17)	13,673

(3)FY2004

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	785,253	198,752	167,511	12,860	1,164,378	-	1,164,378
(2) Intersegment transactions	87,271	1,113	5,895	1,630	95,910	(95,910)	-
Total	872,524	199,866	173,407	14,490	1,260,289	(95,910)	1,164,378
Operating expenses	826,696	193,745	170,262	14,622	1,205,326	(93,579)	1,111,747
Operating income	45,828	6,121	3,145	(131)	54,962	(2,331)	52,631

3.Overseas sales

(1)**FY2005 First Quarter**

(Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	51,580	55,153	23,721	130,455
Consolidated sales				298,286
Ratio of overseas sales to consolidated sales	17.3%	18.5%	8.0%	43.7%

(2)FY2004 First Quarter

(Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	51,529	50,933	22,388	124,852
Consolidated sales				279,153
Ratio of overseas sales to consolidated sales	18.5%	18.2%	8.0%	44.7%

(3)FY2004

(Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	196,860	211,081	89,415	497,356
Consolidated sales				1,164,378
Ratio of overseas sales to consolidated sales	16.9%	18.1%	7.7%	42.7%

File No. 82-5112

Exhibit 4

(Brief Description)

June 22, 2004

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1
of the Securities and Exchange Law)

The 126th Fiscal Year
from April 1, 2003
to March 31, 2004

This Annual Securities Report concerning the fiscal year ended March 31, 2004 (hereinafter, "Annual Securities Report") was, in accordance with Japanese laws and regulations, filed on June 22, 2004 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of the Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and at the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, respectively, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION (the "Company") are listed.

Under Japanese laws and regulations, an Annual Securities Report is required to include certain information concerning the Company both on a consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year under review, which in this case was the fiscal year ended March 31, 2004.

The information in the Annual Securities Report, which is material to an investment decision, is substantially contained in the Annual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated December 22, 2004), and/or the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 2 of the letter referred to above).

File No. 82-5112

Exhibit 5

(Brief Description)

August 2, 2004

Notice regarding "Issuance of Share Acquisition Rights (Stock Options)"

(Report pursuant to Article 24.5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Sub-paragraph 2.2 of the Ministerial Regulation regarding Disclosure of Company)

At its meeting held on July 29, 2004, the Board of Directors of Toyota Industries Corporation (hereinafter, "TICO") determined the details of the terms and conditions of issuance of Share Acquisition Rights for the purpose of granting stock options, pursuant to Article 280.20 and Article 280.21 of the Commercial Code, which was approved at its 126th Ordinary General Meeting of Shareholders held on June 22, 2004.

This notice regarding "Issuance of Share Acquisition Rights (Stock Options)" was, in accordance with Japanese laws and regulations, filed on August 2, 2004 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of the Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and at the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, respectively, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION are listed.

1. Date of Issuance of Share Acquisition Rights

   August 2, 2004

2. Total Number of Share Acquisition Rights to be Issued

   7,750 (The number of shares to be issued or transferred upon exercise of one Share Acquisition Right shall be 100.)

3. Issue Price of Share Acquisition Rights

   No consideration will be paid at the time of issuance of the Share Acquisition Rights.

4. Class and Number of Shares to be Issued or Transferred upon Exercise of Share Acquisition Rights

   775,000 stocks of TICO common stock

5. Amount to be Paid upon Exercise of Share Acquisition Rights

   2,652 yen per share

6. Aggregate Amount of Issue Price of the Shares to be Issued upon the Exercise of the Share Acquisition Rights

   2,055,300,000 yen

7. Exercise Period of the Share Acquisition Rights

   From July 1, 2006 to June 30, 2010

8. Conditions of Exercise of Share Acquisition Rights

   (1) The grantee of the Share Acquisition Rights should be a director or an employee of TICO at the time of the exercise of Share Acquisition Rights. In case of voluntary retirement or age-limit retirement, the rights granted to the grantee will be exercisable for up to 18 months following his/her voluntary retirement or age-limit retirement.

   (2) Other conditions shall be provided for in the contracts to be executed between TICO and the grantees of the Share Acquisition Rights pursuant to the resolution of the Ordinary General Meeting of Shareholders of this year and the resolution of a meeting of the Board of Directors.

9. Portion of Issue Price of the Share Certificates Issued upon the Exercise of Share Acquisition Rights Not to be Transferred to Capital

   The portion of the issue price of new shares not transferred to capital shall be 50% of the issue price and any fraction less than one (1) yen arising from such calculation shall be discarded.

10. Matter Concerning Transfer of Share Acquisition Rights

    Transfer of Share Acquisition Rights shall be subject to the approval of the Board of Directors.

11. Number of Grantees

    Directors/Employees: Total 165

[Reference]

(1) Date on which the Board of Directors resolved to propose the issue of Share Acquisition Rights to the Ordinary General Meeting of Shareholders

April 27, 2004

(2) Date on which the issue of Share Acquisition Rights was adopted by the Ordinary General Meeting of Shareholders

June 22, 2004

File No. 82-5112

Exhibit 6

(Brief Description)

June 2004

Annual Business Report

The 126th Fiscal Year
from April 1, 2003
to March 31, 2004

This Annual Business Report for the fiscal year ended March 31, 2004 (hereinafter, "Annual Business Report") was sent to the shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") in June 2004.

It is not a requirement under any rules or regulations in Japan to prepare or make public an Annual Business Report; the Company voluntarily prepares the Annual Business Report and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Annual Business Report, which is material to an investment decision, is substantially contained in the Annual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated December 22, 2004), and/or the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 2 of the letter referred to above).

File No. 82-5112

Exhibit 7

(Brief Description)

June 4, 2004

To: Shareholders

From: Tadashi Ishikawa
President
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi,
Aichi-ken

Notice of Convocation of the 126th Ordinary General Meeting of Shareholders

We hereby notify you that the 126th Ordinary General Meeting of Shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") will be held as described below. Your attendance would be much appreciated.

If you are unable to attend the meeting in person, we would appreciate your reviewing the reference materials enclosed herewith and returning the enclosed voting card to us. In this case, please indicate whether you wish to vote "FOR" or "AGAINST" each agendum of the Matters to Be Resolved on the Agenda for the Meeting, and affix your seal to the card.

Description

1. Date and Time: June 22, 2004 at 10:00 a.m.

2. Place: Head Office of the Company at 2-1, Toyoda-cho, Kariya-shi, Aichi-ken

3. Agenda for the Meeting

Matters to Be Reported:

Statements of Operations, Balance Sheet and Statements of Income for the 126th Fiscal Year (from April 1, 2003 through March 31, 2004)

Matters to Be Resolved:

Agendum 1: Approval of the Proposed Appropriation of Retained Earnings for the 126th Fiscal Year

Agendum 2: Partial Amendments to the Articles of Incorporation

Agendum 3: Election of three Corporate Auditors due to Expiration of Term of Office of two Corporate Auditors

Agendum 4: Issuance of Stock Acquisition Rights for the Transfer Thereof to Directors and Employees of the Company without Consideration

Agendum 5: Condolence Money for Deceased Corporate Auditor, Iwao Isomura, and Retirement and Severance Benefits for Retiring Corporate Auditor

File No. 82-5112

Exhibit 8

(Brief Description)

June 22, 2004

To: Shareholders

From: Tadashi Ishikawa
President
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi,
Aichi-ken

Notice of Results of the 126th Ordinary General Meeting of Shareholders

We hereby notify you that the following reports and resolutions were made at the 126th Ordinary General Meeting of Shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") held today.

Description

Reported Matters:

Statements of Operations, Balance Sheet and Statements of Income for the 126th Fiscal Year (from April 1, 2003 through March 31, 2004)
The contents of the above-mentioned financial statements were reported.

Resolved Matters:

Agendum 1: Approval of the Proposed Appropriation of Retained Earnings for the 126th Fiscal Year

The above-mentioned proposal was approved and passed in its original form. As a result, the shareholders' cash dividends were determined to be 12 yen per share for the second half of this fiscal year. Including interim cash dividends, the total amount during the year ended March 31, 2004 was 24 yen and the dividends payout ratio was 35.5%.

Agendum 2: Partial Amendments to the Articles of Incorporation

The above-mentioned proposal was approved and passed in its original form. A description of the amendments is as follows.

(The amended parts are underlined.)

Before Amendments	After Amendments
(newly established)	Art. 6 (Repurchase of Shares) The Company may, according to the provision of Article 211.3, Paragraph 1, Sub-paragraph 2 of the Commercial Code, repurchase its own stock by a resolution of the Board of Directors.
6.～33. (omission)	7.～34. (same as at present)

Agendum 3: Election of three Corporate Auditors due to Expiration of Term of Office of two Corporate Auditors

The three Corporate Auditors were elected as originally proposed and all came into office.

Agendum 4: Issuance of Share Acquisition Rights for the Transfer Thereof to Directors and Employees of the Company without Consideration

The above-mentioned proposal was approved and passed in its original form (see Exhibit 5 for more detail).

Agendum 5: Condolence Money for Deceased Corporate Auditor, Iwao Isomura, and Retirement and Severance Benefits for Retiring Corporate Auditor

The above-mentioned proposal was approved and passed in its original form.

Exhibit 9

(Brief Description)

April 8, 2004

Press Release regarding "New Manufacturing Base of the Electronics Business in Anjo, Aichi Prefecture, Japan"

Toyota Industries Corporation (hereinafter, "TICO") procured factory site in Anjo, Aichi Prefecture, as a new manufacturing base of the electronics business. TICO is planning to concentrate on research and development and production of electronics products at the new factory in the future.

As the first step, TICO will construct a new electronics building dedicated to R&D and production of electronics products at the new factory site, and accelerate the advancement of technical development and R&D in those fields with good growth potential.

TICO has expanded its development domain from in-car electric power devices to radio communications, and has produced an outstanding line of electronics products such as liquid crystal displays and semiconductor package substrates via joint ventures.

In the future, TICO will position the new factory as a base of the electronics business that includes power electronics products, such as in-car DC-AC inverters and DC-DC converters for hybrid vehicles, and will pursue further development of its business operations.

【Outline of New Factory Space】

1. Location	Anjo, Aichi Prefecture, Japan
2. Area	110,000m^2
3. Use	R&D and production of electronics products
4. Initial Investment	Approximately JPY10 billion (Land and building)

Exhibit 10

(Brief Description)

April 21, 2004

Press Release regarding "ST-LCD Corporation to Expand Production Capacity of Low-Temperature Polysilicon TFT-LCD Panels for Digital Still Cameras and Cell Phones"

ST Liquid Crystal Display Corporation (hereinafter, "ST-LCD"), a joint venture company established by Sony Corporation (hereinafter, "Sony") and Toyota Industries Corporation (hereinafter, "TICO"), announced today that it will invest 10 billion yen to expand its production capacity of low-temperature polysilicon thin film transistor liquid crystal display (TFT-LCD) panels for mobile products. ST-LCD's production capacity will be increased by 25% to 40,000 base-plates per month (600 x 720mm) from April 2005 to meet increasing market demand.

Since April 1999 when full-scale production began, ST-LCD has been producing small- and medium-size TFT-LCD panels used in mobile devices, including digital video and still cameras, personal digital assistants (PDAs), and cell phones. The current production capacity is 32,000 base-plates per month.

ST-LCD's LCD panels offer high resolution and high picture quality with low power consumption. In addition to these basic features, Sony offers a "System on glass" feature—the system integration of its driver circuitry onto a single TFT glass base-plate. This enables ST-LCD to offer a compact display system, while increasing the reliability of each panel during the manufacturing process.

【Outline of Company (as of March 2004)】

1. Company Name	ST Liquid Crystal Display Corporation (ST-LCD)
2. Establishment	October 22, 1997
3. Location	Aichi Prefecture, Japan
4. Capital	50 billion yen
5. Ownership	Sony: 50%, TICO: 50%
6. Representative	Koshi Iwata
7. Scope of Business	Production of Low-Temperature Polysilicon TFT LCD panels
8. Production Capacity	32,000 glass base-plates per month 40,000 glass base-plates per month from April 2005 (9 million panels, measuring 2 inches diagonally)
9. Start of Production	April 1999

File No. 82-5112

Exhibit 11

(Brief Description)

April 27, 2004

Press Release regarding "TICO and TTC Establishment of a Joint Corporation for Manufacturing and Sales of Casting Automotive Parts in China"

Toyota Industries Corporation (hereinafter, "TICO"), Toyota Tsusho Corporation (hereinafter, "TTC") and Lioho Machine Works, Ltd. (hereinafter, "LMW") have agreed on the establishment of a joint corporation, Toyota Industries Automotive Parts (Kunshan) Co., Ltd. (hereinafter, "TIAP"), which will begin manufacture and sale of casting automotive parts as a second base in China. The Chinese automotive market is expected to grow rapidly. TIAP will commence operations from December 2004.

TICO has already manufactured and sold casting parts through Toyota Industry (Kunshan) Co., Ltd (hereinafter, "TIK"), a joint corporation with TTC and LMW established in China in 1994, and has expanded production of automotive parts for Japan and China.

The number of cars produced in China was about 4,500,000 units in 2003. This figure is expected to more than double in 2010, as accompanied by further expansion of automotive parts. TICO, TTC and LMW have established TIAP in accordance with this forecast for expanded demand to reinforce the production capacity of casting parts.

In time, TIK and TIAP will supply cost-competitive, high-quality products to customers in Japan, China and other Asian countries, while seeking to increase business opportunities for automotive parts. In addition, operations of both companies will be augmented via a planned increase in annual production capacity from 20,000t/year in 2003 to 45,000t/year in 2005.

【Outline of Company】

1. Company Name	Toyota Industries Automotive Parts (Kunshan) Co., Ltd. (TIAP)
2. Location	Kunshan, Jiangsu, China
3. Establishment	April 2004
4. Start of Operations	December 2004 (planned)
5. Capital	USD12.5 million
6. Ownership	TICO: 60%, TTC: 20%, LMW: 20%
7. President	Kenji Naruse
8. Scope of Business	Manufacture and sale of casting automotive parts
9. Total Investment	USD30 million
10. No. of Employees	150 (at the time of commencement)
11. Production Capacity	25,000t/year (at the time of commencement)

Exhibit 12

(Brief Description)

July 13, 2004

Press Release regarding "TICO and DENSO to Establish New Car Air-Conditioning Compressor Production Company in Georgia, USA"

Toyota Industries Corporation (hereinafter, "TICO") and DENSO Corporation (hereinafter, "DENSO") today announced the companies will jointly establish a company in Georgia, in the United States, to produce car air-conditioning compressors. The new company, TD Automotive Compressor Georgia, LLC (hereinafter, "TDCG")*, will be established this month, with an initial capital investment of approximately USD100 million.

By 2006, TDCG expects to employ approximately 300 people, and produce 2 million variable displacement compressors annually by 2010. Construction of an approximately 32,000-square-meter (344,000-square-foot) facility is planned to start in August 2004, with production scheduled to commence in December 2005.

Demand for energy efficient variable displacement compressors is expected to increase in line with a rising environmental awareness; accordingly, TDCG will produce variable displacement compressors to meet this demand. TDCG is to be established in the southern United States to serve the growing number of carmakers in the region.

TDCG is the second joint company of TICO and DENSO in North America. The first joint company, Michigan Automotive Compressor, Inc. (hereinafter, "MACI"), which was established in 1989 in Michigan, currently produces fixed displacement compressors.

"Through TDCG and MACI, TICO aims to significantly expand its businesses with DENSO in the North American market by increasing local production of both fixed and variable displacement compressors in the near term, as well as by building a supply structure that can rapidly respond to customer needs," announced TICO president Tadashi Ishikawa.

"We will establish the new company to meet the increased demand for variable displacement compressors in the expanding North American market," said Koichi Fukaya, president and CEO of DENSO Corporation.

【Outline of Company】

1. Company Name	TD Automotive Compressor Georgia, LLC (TDCG)*
2. Location	Jefferson, Georgia, USA (90km northeast of Atlanta)
3. Establishment	July 2004
4. Start of Operations	December 2005
5. Capital	USD100 million
6. Ownership	Toyota Industries North America, Inc.: 65%, Denso International America, Inc.: 35%
7. Total Investment	Approximately USD133 million
8. Scope of Business	Manufacture of variable displacement car air-conditioning compressors
9. Site Area	614,000 m^2 (6,600,000 square feet)
10. Building Area	32,000 m^2 (344,000 square feet)
11. No. of Employees	Approximately 300 (projected for 2006)
12. Production Capacity	2 million units/year (projected for 2010)

*Tentative name

File No. 82-5112

Exhibit 13

(Brief Description)

August 4, 2004

Press Release regarding "Issue of Social & Environmental Report 2004"

Toyota Industries Corporation (hereinafter, "TICO") has issued its "Social & Environmental Report 2004," which summarizes the Company's environmental and social activities in fiscal 2003. TICO has issued the reports annually since 1999 in order to communicate with stakeholders and give them a better understanding of TICO's environmental measures. This is the sixth report.

In addition to the environmental activities covered in previous reports, the current report focuses on the Company's responsibility to disclose its corporate citizenship activities. Information concerning the Company's compliance efforts, quality assurance efforts and employee relations has been expanded. Also, the report name has been changed to "Social & Environmental Report" as of the current report.

As a highlight in fiscal 2003, TICO's Obu Plant is introduced as a green factory. After being completely reconstructed, the plant currently employs a wide range of environmental measures, including a solar power generation system and rooftop greening. In addition, the ES18 electric compressor, a small and lightweight DC-DC converter and other devices are introduced as environmentally friendly products. The ES18 was developed for the air-conditioning system of the latest version of the Toyota Prius hybrid vehicle, and is the world's first mass-produced electric compressor. The DC-DC converter is installed in the Prius as a key device of the hybrid car. In addition, an environmental information system is introduced as a means of comprehensively managing environmental information relating to the Company's products, including tracking the use of substances of concern in its products. In the future, TICO will expand the system to cover a wide range of other applications such as conducting life cycle assessments and promoting green procurement.

In terms of environmental accounting, TICO booked environmental preservation costs of JPY9.09 billion (increase of JPY0.89 billion compared with the previous fiscal year) via measures such as installation of new equipment that can reduce environmental impact. The economic effect of environmental preservation measures amounted to JPY1.44 billion (increase of JPY0.09 billion compared with

the previous fiscal year) as a result of energy savings and other measures.

This report was prepared in accordance with reference guidelines such as "Environmental Reporting Guidelines (FY 2003, Japan's Ministry of the Environment)" and audited by an independent external auditing organization to ensure accuracy and transparency of its contents.

URL: http://www.toyota-shokki.co.jp/environment/